NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

October 8, 2025

VIA EDGAR

Irene Paik

Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	NFT Limited
Amendment No. 4 to Registration Statement on Form F-3 Filed on July 29, 2025 File No. 333-284912

Ladies and Gentlemen:

NFT Limited (the “Company”, “NFT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 31, 2025, regarding our Amendment No.4 to registration statement on Form F-3 previously submitted on July 29, 2025 (the “Form F-3”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A new amendment to the Company’s registration statement on Form F-3 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-3

General

1

We note the revised legal opinion in response to prior comment 1. Please have Section 4 of the legal opinion revised to opine that the debt securities, warrants, units and rights to purchase the Shares are binding obligations of the Company. In addition, we note that the legal opinion is limited to the laws of the Cayman Islands. However, to the extent that one of counsel’s opinions is to the binding obligation of the debt securities, we note that the form of indenture with respect to senior debt securities and form of indenture with respect to subordinated debt securities are governed by the laws of New York. Please revise the opinion or provide a legal opinion addressing the laws of the State of New York accordingly. For guidance, please refer to Section II.B.1 of Staff Legal Bulletin No. 19 (CF).

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have attached (i) the revised legal opinion issued by Conyers Dill & Pearman LLP, our Cayman Islands legal counsel, and (ii) a legal opinion addressing the laws of the State of New York with respect to the debt securities, issued by Hunter Taubman Fischer & Li LLC, our U.S. legal counsel, to the Amendment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Kuangtao Wang
Kuangtao Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC